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                                               Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933
                                               Subject Company:  Expedia, Inc.
                                               Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of July 16, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

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[THE FOLLOWING DOCUMENT WAS CIRCULATED TO ALL EMPLOYEES OF EXPEDIA BY RICHARD
BARTON, PRESIDENT AND CEO OF EXPEDIA, ON JULY 16, 2001.]

Two exciting news stories will break today regarding this "little" company we've all created together.

First, we are pre-announcing to Wall Street what can only be described as a blockbuster quarter of financial results, including profits of $12-14 million, or about 3 times what Wall Street was expecting. D2moreP, baby. So much D2P that we will end up profitable for the full fiscal year that just ended. Wow. These results are a testament to the success of our products, service, and technology. And they are a testament to you, the people who made it happen. We can all be proud.

The second story focuses on how we are positioning ourselves to accelerate into the future, by extending our reach into new media and into an extensive family of new, strong partners. USA Networks will announce today that it will purchase Microsoft's majority stake in Expedia, Inc. for over $1.5 billion, placing Expedia at the center of a massive, cross-media push that USA is launching in interactive travel. Simultaneous with this announcement, USA is announcing the purchase of NLG (our cruise partner) and

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the creation of USA TravelChannel, a new cable channel (can anyone say Expedia
Vacations, the TV show?). Also, USA also owns a majority of HRN, a competitor of ours in the wholesale hotel room business. We will continue to compete (and beat) HRN.

Barry Diller, the CEO of USA who will become our Chairman, has been systematically investing in a vision of the convergence of entertainment, information, and direct selling for 20 years. After founding the FOX network, he created QVC, which he later sold, and then went on to create HSN (Home Shopping Network). Over the years he has created and acquired a number of assets that have made his strategy slowly come into focus. I presented to him several years ago when we were first starting Expedia and his convergence vision has resonated with me ever since. In addition to the travel assets and the Home Shopping Network, USA owns:

     Ticketmaster. Almost 30% of all event tickets are sold online through Ticketmaster.com. Imagine the Dave Matthews Las Vegas Expedia Package. Airline tickets, 2 nights at Bellagio, a rental car, and two row 10 seats to see Dave Matthews, all for $799. Oh, boy.

     Citysearch. Citysearch is the largest local entertainment guide online. The info is perfect for travelers. Perfect. HRN is on there right now, but we'll have to see if we can't entice them with airline tickets, packages, and more J. Citysearch also owns Evite and Match.com

     The USANetwork and the Sci-Fi channel. Part of the deal is that Carrie Eiting's marketing team gets a $75m checking account from USA that they can use to spend on TV and other advertising over the next 5 years. That's $15m per year. We spent about $10m total in the US on TV in the last 12 months. The USA cable channel is in over 75m homes and is the highest rated cable channel in prime time.

     USAFilms and USAStudios. Oh yes, and USA creates highly successful movies and TV programming. Did you see the academy award winning movie, Traffic? Do you watch Law & Order?

     PRC. Precision Response Corp is the 2/nd/ largest call center company in the country. We will remain committed to our call center in Las Vegas, and our partners at TRX and PeopleSupport. However, we will also have a sister company from which we can draw knowledge and perhaps work with in the future.

USA owns many more assets too numerous to list, but you should begin to see a pattern emerging--Entertainment, Information, and Direct Selling. As these worlds converge, travel is right at the center, and this is why USA is purchasing Microsoft's stake in Expedia today. We share a big dream here and USA can help us get there.

Clearly, the deal creates a myriad of exciting growth opportunities for Expedia. However, we are not leaving our Microsoft roots or relationships behind. Recently, we extended our worldwide MSN distribution partnership for 4 years and expanded it into featuring hotels and packages as well as airline tickets and general travel. We also are on the cutting edge of .NET and Hailstorm, having been featured recently at MS' giant .NET developers' and analyst conferences. Our commitment to technology-based competitive advantage driven by BFS and ESP has put us in the fantastic position we are in and will continue to help drive a widening of the gap between Expedia's customer experience relative to our competition.

Though these announcements are incredibly exciting, there's going to be very little change in what we do every day. Specifically, I continue on in my same job and so does the executive team and all of you. We remain an independent, publicly traded company, just as when Microsoft owned a majority stake. A very nice change is that the transaction will include a "bonus" being offered to our common shareholders

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and optionholders (you) in the form of new Expedia warrants (options). Kathy will be following up with a more detailed mail on the employee impact later this morning. I'll also conduct Bellevue, Las Vegas, and Europe (by phone) Q&A sessions in the next 2 days.

This is a really exciting day for Expedia as well as USA Networks, but let's stay focused on running a great service, shipping R10 and Venice, making partners happy, and attracting new and repeat customers. In other words, let's keep doing what we've been doing, only now we have a new set of weapons at our disposal with which we can hit the gas.

Rich

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